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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Fidelity National Financial, Inc.
(Name of Issuer)
Common Stock, $0.0001
(Title of Class of Securities)
316326107
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	316326107	Page	1	of	4

1	NAMES OF REPORTING PERSONS: William P. Foley, II

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		7,392,052[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,028,064

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,392,052

WITH:	8	SHARED DISPOSITIVE POWER:

		3,028,654

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,420,706[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.9%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	Includes options to purchase 4,715,696 shares of the common stock of Fidelity National Financial, Inc. exercisable on or within 60 days of December 31, 2005.

[2]	Based on 173,526,846 shares of common stock outstanding as of September 30, 2005.

Item 1(a).	Name of Issuer:
     Fidelity National Financial, Inc. (“FNF”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
     601 Riverside Avenue Jacksonville, FL 32204

Item 2(a).	Name of Person Filing:
     William P. Foley, II (“Reporting Person”)
     William P. Foley, II is the Chairman and Chief Executive Officer of FNF.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
     The address of the principal business office of the Reporting Person is 601 Riverside Avenue, Jacksonville, FL 32204 and the address for correspondence with respect to this filing c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, FL 32204, Attn: Corporate Secretary.

Item 2(c).	Citizenship:
     United States of America

Item 2(d).	Title of Class of Securities:
     Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
     316226107

Item 3.	If This Statement is Being Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

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(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).
     Not applicable

Item 4.	Ownership:
     (a) — (c) The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page to this Schedule 13G are incorporated herein by reference. As of the date hereof, the Reporting Person is the direct beneficial owner of 7,392,052 shares of the Common Stock and the indirect beneficial owner of 3,028,654 shares of the Common Stock, of which the Reporting Person disclaims beneficial ownership of 579,119 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class:
     Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
     2,449,535 of the shares of Common Stock are owned by Folco Development Corporation, whose sole stockholders are Carol J. Foley and William P. Foley, II. 579,119 of the shares are owned by the Foley Family Charitable Foundation, a private, non-profit foundation of which William P. Foley, II is trustee and Lindsay Foley is President.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
     Not applicable.

Item 8.	Identification and Classification of Members of the Group:
     Not applicable

Item 9.	Notice of Dissolution of Group:
     Not applicable

Item 10.	Certification:
     Not applicable.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM P. FOLEY, II
Date: February 14, 2006	/s/ William P. Foley, II

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